Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TEXAS PACIFIC LAND CORPORATION

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

TEXAS PACIFIC LAND CORPORATION, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.        That the name of this corporation is Texas Pacific Land Corporation (the “Corporation”) and that the Corporation was originally incorporated pursuant to the DGCL on April 28, 2020 under the name Texas Pacific Land Corporation

2. That the Board of Directors of the Corporation duly adopted resolutions setting forth the proposed amendment to the Certificate of Incorporation of the Corporation (the “Certificate”), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the submission to the stockholders of a proposal to authorize said amendment, which resolutions setting forth the proposed amendment are substantially as follows:

RESOLVED:

That Section 4.1(A) of Article IV of the Certificate of this Corporation be amended and restated to read in its entirety as follows:

“(A) The total number of shares of stock that the Corporation shall have authority to issue is 47,536,936 shares of stock, classified as:

(1)	1,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”); and

(2)	46,536,936 shares of common stock, par value $0.01 per share (“Common Stock”).”

3.        That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, Texas Pacific Land Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 1st day of March, 2024.

By:/s/ Tyler Glover Name: Tyler Glover Title: Chief Executive Officer